Execution Form

Privileged & Confidential

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 3)

Corium International, Inc.

(Name of Subject Company (Issuer))

GURNET MERGER SUB, INC.

(Offeror)

A Wholly Owned Subsidiary of

GURNET HOLDING COMPANY

(Parent of Offeror)

GURNET POINT L.P.

(Other Person)

(Names of Filing Persons)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

21887L107

(Cusip Number of Class of Securities)

James Singleton

Secretary

Gurnet Holding Company

c/o Waypoint International GP LLC

55 Cambridge Parkway, Suite 401

Cambridge, MA 02142

Telephone: (617) 588-4900
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Filing Persons)

Copies to:

Michael J. Aiello, Esq.

Eoghan P. Keenan, Esq.

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, NY 10153

(212) 310-8000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$ 517,303,223.15	$ 62,697.15

*                           The transaction value was determined by adding (1) the product of (a) $13.00, which is the sum of (i) the closing cash payment of $12.50 per share and (ii) $0.50 per share, which is the maximum amount payable with respect to the contingent value right and (b) the sum of (x) 36,546,444 shares of common stock, par value $0.001 per share (“Shares”), of Corium International, Inc. (“Corium”) issued and outstanding as of the close of business on October 22, 2018, (y) restricted stock units with respect to an aggregate of 165,934 Shares and (z) an aggregate number of 919,325 Shares were reserved for issuance under Corium’s 2014 Employee Stock Purchase Plan; (2) the product of (i) the difference between (x) $13.00 and (y) an exercise price of $9.26 for the outstanding Warrants to Purchase Stock, issued November 7, 2011, by Corium to Oxford Finance LLC (the “Oxford Warrants”) and (ii) 32,380 Shares issuable pursuant to the Oxford Warrants; and (3) the product of (a) the difference between (x) $13.00 and (y) an exercise price of $6.11 (the weighted-average exercise price of the outstanding options as of October 22, 2018) and (b) stock options representing the right to purchase an aggregate of 3,953,955 Shares.

**                    The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2019, issued August 24, 2018, by multiplying the transaction value by 0.0001212.

☒                    Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $62,697.15	Filing Party: Gurnet Merger Sub, Inc.;
Gurnet Holding Company
Form or Registration No.: Schedule TO-T	Date Filed: October 26, 2018

☐                      Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒          Third-party tender offer subject to Rule 14d-1.

☐            Issuer tender offer subject to Rule 13e-4.

☐            Going-private transaction subject to Rule 13e-3.

☒          Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐            Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐            Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

1	NAMES OF REPORTING PERSONS Gurnet Holding Company

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
2	(a)	☐
	(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	SOLE VOTING POWER 0

	8	SHARED VOTING POWER 36,629,505

	9	SOLE DISPOSITIVE POWER 0

	10	Shared Dispositive Power 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,629,505

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%

14	TYPE OF REPORTING PERSON CO

1	NAMES OF REPORTING PERSONS Gurnet Merger Sub, Inc.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
2	(a)	☐
	(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	SOLE VOTING POWER 0

	8	SHARED VOTING POWER 36,629,505

	9	SOLE DISPOSITIVE POWER 0

	10	Shared Dispositive Power 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,629,505

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%

14	TYPE OF REPORTING PERSON CO

1	NAMES OF REPORTING PERSONS Gurnet Point L.P.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
2	(a)	☐
	(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	SOLE VOTING POWER 0

	8	SHARED VOTING POWER 36,629,505

	9	SOLE DISPOSITIVE POWER 0

	10	Shared Dispositive Power 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,629,505

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%

14	TYPE OF REPORTING PERSON PN

This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (together with any subsequent amendments and supplements thereto, including Amendment No. 1 dated November 5, 2018, Amendment No. 2 dated November 13, 2018 and this Amendment, the “Schedule TO”) is filed by Gurnet Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Gurnet Holding Company, a Delaware corporation (“Parent”), which is a wholly-owned subsidiary of Gurnet Point L.P., a Delaware limited partnership (“Sponsor”).  This Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value, $0.001 per share (the “Shares”), of Corium International, Inc., a Delaware corporation (the “Company”), at a purchase price of $12.50 per Share in cash, net of applicable withholding taxes and without interest, plus one non-transferable contingent value right for each Share, which represents the contractual right to receive $0.50 per Share in cash, net of applicable withholding taxes and without interest, following approval by the FDA of the New Drug Application for Corplex Donepezil on or prior to March 31, 2020, as described in and under the conditions set forth in the CVR Agreement (as defined in the Offer to Purchase), upon the terms and subject to the conditions set forth in the Merger Agreement (as defined below), the Offer to Purchase, the related Letter of Transmittal, and the Notice of Guaranteed Delivery, copies of which are attached hereto as Exhibits (a)(1)(A), (a)(1)(B), and (a)(1)(C) respectively.

All information contained in the Offer to Purchase (including Schedule I to the Offer to Purchase) and the accompanying Letter of Transmittal is hereby expressly incorporated herein by reference in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Amendment.

Capitalized terms used but not defined in this Amendment shall have the meanings assigned to such terms in the Schedule TO.

This Amendment is being filed to amend and supplement Items 1 through 9 and Item 11.

Items 1 through 9 and Item 11.

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

“The Offer and withdrawal rights expired as scheduled at the Offer Expiration Time, and the Offer was not extended. Purchaser was advised by the Depositary that, as of the Offer Expiration Time, a total of 31,578,042 Shares had been validly tendered into and not withdrawn from the Offer, representing approximately 86.21% of the aggregate number of Shares then outstanding. In addition, Purchaser was advised by the Depositary that, as of the Offer Expiration Time, Notices of Guaranteed Delivery had been delivered with respect to 2,865,014 Shares, representing approximately 7.82% of the aggregate number of Shares then outstanding. The aggregate number of Shares validly tendered and not validly withdrawn from the Offer satisfied the Minimum Tender Condition that the Shares validly tendered and received in the Offer and not withdrawn prior to the Offer Expiration Time when added to the Shares, if any, owned by Parent and its affiliates, represent at least a majority of the Shares outstanding.

All conditions to the Offer having been satisfied, Purchaser has accepted for payment and is promptly paying for in accordance with the terms of the Offer, all Shares that were validly tendered into and not validly withdrawn from the Offer.

Following completion of the Offer and the satisfaction or waiver of the other conditions to the merger of Purchaser with and into the Company set forth in the Merger Agreement, Purchaser, Parent and the Company intend to cause the Merger to become effective as soon as practicable following the Offer Acceptance Time and without a meeting of stockholders of the Company in accordance with Section 251(h) of the DGCL. At the Effective Time and as a result of the Merger, each Share issued and outstanding immediately prior to the Effective Time, other than (i) Shares tendered and accepted for payment by Purchaser pursuant to the Offer, (ii) Shares owned by Purchaser, Parent or any other direct or indirect wholly-owned subsidiary of Parent immediately prior to the Effective Time, (iii) Shares owned by the Company (or held as treasury stock) immediately prior to the Effective Time and (iv) Shares owned by any stockholder who is entitled to demand and has properly exercised and perfected a demand for appraisal of such Shares pursuant to, and who has complied in all respects with, Section 262 of the DGCL and who, as of the Effective Time, has neither effectively withdrawn nor lost such stockholder’s rights to such appraisal and payment under the DGCL with respect to such Shares) will automatically be converted into the right to receive the Offer Price, in cash, without interest thereon and net of any required tax withholding.

Following the Merger, the Shares will be delisted from and will cease to trade on the NASDAQ and the Shares will be deregistered under the Exchange Act.”

Item 12. Exhibits.

Item 12 of the Schedule TO is amended and supplemented by adding the following:

Exhibit No.	Description

(a)(5)(E)	Press Release of Gurnet Point L.P., announcing expiration of Offer, dated November 27, 2018.**

**                       Filed herewith.

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 27, 2018

GURNET MERGER SUB, INC.

By:	/s/ James Singleton
Name: James Singleton
Title: President

GURNET HOLDING COMPANY

By:	/s/ James Singleton
Name: James Singleton
Title: Secretary

GURNET POINT L.P.

By: Waypoint International GP LLC, in its capacity as General Partner of Gurnet Point L.P.

By:	/s/ James Singleton
Name: James Singleton
Title: Manager

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated October 26, 2018.*

(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9).*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Summary Advertisement as published in the New York Times, dated October 26, 2018.*

(a)(5)(A)	Class Action Complaint as filed October 29, 2018 (Wang v. Corium International, Inc., et. al., Case No. 4:18-cv-06590-JSW).*

(a)(5)(B)	Class Action Complaint as filed November 2, 2018 (Schwartz v. Corium International, Inc., et. al., Case No. 3:18-cv-06670-LHK).*

(a)(5)(C)	Class Action Complaint as filed November 5, 2018 (Kent v. Corium International, Inc., et. al., Case No. 1:18-cv-01744-CFC).*

(a)(5)(D)	Class Action Complaint as filed November 6, 2018 (Klein v. Corium International, Inc., et. al., Case No. 4:18-cv-06731-PJH).*

(a)(5)(E)	Press Release of Gurnet Point L.P., announcing expiration of Offer, dated November 27, 2018.**

(b)	Not applicable.

(d)(1)

Agreement and Plan of Merger, dated as of October 11, 2018, among Parent, Purchaser and the Company (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Company on October 11, 2018).*

(d)(2)	Commitment Letter between Parent and Gurnet Point, L.P. dated as of October 11, 2018.*

(d)(3)	Confidentiality Agreement between the Company and Gurnet Point Capital, LLC dated as of May 17, 2018.*

(d)(4)

Tender and Support Agreement among Parent, Purchaser and Essex Woodlands Health Ventures Fund VII, L.P dated as of October 11, 2018 (incorporated by reference to Exhibit 2.3 to the Current Report on Form 8-K filed by the Company on October 11, 2018). *

(d)(5)

Form of Contingent Value Rights Agreement between Parent and Continental Stock Transfer and Trust Company (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by the Company on October 11, 2018). *

(d)(6)	Transition Bonus Plan of the Company.*

(d)(7)	Press Release of Gurnet Point L.P., announcing the launch of the Offer, dated October 26, 2018. *

(g)	Not applicable.

(h)	Not applicable.

*                   Previously filed.

**            Filed herewith.